Exhibit 99.3

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt about this circular or as to the action to be taken, you should consult your licensed securities dealer or registered institution in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Graphex Group Limited (the “Company”), you should at once hand this circular and the accompanying form of proxy to the purchaser or transferee or to the bank, licensed securities dealer or registered institution in securities or other agent through whom the sale or the transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

This circular is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for the securities of the Company or the American Depositary Shares representing the Company’s Ordinary Shares.

GRAPHEX GROUP LIMITED

烯石電動汽車新材料控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6128)

PROPOSED REFRESHMENT OF GENERAL MANDATE

AND

NOTICE OF EXTRAORDINARY GENERAL MEETING

Independent Financial Adviser to

the Independent Board Committee and the Independent Shareholders

Capitalised terms used in this cover page shall have the same meanings as those defined in the section headed “Definitions” in this circular.

A notice convening the EGM to be held at 11/F, COFCO Tower, 262 Gloucester Road, Causeway Bay, Hong Kong on Friday, 10 March 2023 at 2:30 p.m. (Hong Kong time) is set out on pages EGM-1 to EGM-4 of this circular. Such form of proxy is also published on the websites of the Company at https://graphexgroup.com or of Hong Kong Exchanges and Clearing Limited at www.hkexnews.hk.

Whether or not you are able to attend the EGM, you are requested to complete and sign the enclosed proxy form in accordance with the instructions printed thereon and return the same to the branch share registrar of the Company in Hong Kong, Tricor Investor Services Limited, 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for holding of the EGM or any adjournment thereof. Completion and return of the proxy form will not preclude you from attending, and voting in person at the EGM or any adjournment thereof should you so wish and in such event, the proxy shall be deemed to be revoked.

10 February 2023

PRECAUTIONARY MEASURES FOR THE EGM

In view of the recent development of the epidemic COVID-19, the Company will implement the following precautionary measures at the EGM against the epidemic to protect the Shareholders from the risk of infection:

(i)	compulsory body temperature check will be conducted for every Shareholder or proxy at the entrance of the venue. Any person with a body temperature of over 37.0 degrees Celsius will not be admitted to the venue;

(ii)	every Shareholder or proxy attending the EGM is required to wear surgical mask throughout the meeting;

(iii)	seating at the EGM venue will be arranged in a manner to allow appropriate social distancing. As a result, there may be limited capacity for Shareholders to attend the EGM. The Company may limit the number of attendees at the EGM as may be necessary to avoid over-crowding;

(iv)	no corporate gifts will be distributed and no refreshment or drinks will be served at the EGM; and

(v)	no guest will be allowed to enter the EGM venue if he/she is subject to any mandatory quarantine imposed by the Government of Hong Kong on the date of the EGM or has close contact with any person with confirmed cases or under quarantine.

Furthermore, the Company strongly encourages Shareholders, instead of attending the EGM in person, to appoint the chairman of the EGM as their proxy to vote on the resolution.

Due to the constantly evolving COVID-19 pandemic situation in Hong Kong, the Company may be required to change or adopt contingency plans for the EGM arrangements at short notice. Shareholders are advised to check the latest announcements published by the Company at the Company’s website (https://graphexgroup.com/) or the website of the Stock Exchange (www.hkexnews.hk) for future updates on the EGM arrangements.

-i-

-ii-

DEFINITIONS

In this circular, the following expressions shall have the following meanings unless the context requires otherwise:

“AGM”	the annual general meeting of the Company held on 29 June 2022 in which the Shareholders had approved, among other matters, the Existing General Mandate

“ADS Owner(s)”	the person in whose name American Depositary Shares is registered on the books of the Depositary maintained for that purpose

“American Depositary Share(s)”	the securities that are listed on the NYSE American and traded under the symbol “GRFX”, each representing 20 Ordinary Shares

“Board”	the board of Directors of the Company

“Business Day”	means any day on which securities are traded on the Stock Exchange

“Company”	Graphex Group Limited (烯石電動汽車新材料控股有限公司), a company incorporated in the Cayman Islands with limited liability, the Ordinary Shares of which are listed on the Main Board of the Stock Exchange and the American Depositary Shares of which are listed on the NYSE American

“connected person(s)”	has the meaning ascribed thereto under the Listing Rules

“Depositary”	The Bank of New York Mellon, a New York banking corporation, and any successor as depositary under the deposit agreement related to the American Depositary Shares

“Directors”	the directors of the Company

“EGM”	the extraordinary general meeting of the Company to be convened for the purpose of considering and, if thought fit, approving the proposed grant of the New General Mandate

“EES”	Emerald Energy Solutions LLC, a limited liability company formed in Michigan

“Existing General Mandate”	the general mandate granted by the Ordinary Shareholders to the Directors to allot, issue and deal with not more than 108,277,230 new Ordinary Shares, representing 20% of the issued Ordinary Shares as at the date of the AGM

“Graphex Michigan”	Graphex Michigan I, LLC, a company organized as a Delaware limited liability company by Graphex Tech and EES

DEFINITIONS

“Graphex Tech”	Graphex Technologies, LLC, a limited liability company formed in Delaware and is an indirect wholly-owned subsidiary of the Company

“Group”	the Company and its subsidiaries

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	Hong Kong Special Administrative Region of the PRC

“Independent Board Committee”	an independent board committee of the Company, comprising all the independent non-executive Directors, to advise the Independent Shareholders on the Refreshment of General Mandate

“Independent Financial Adviser”	BaoQiao Partners Capital Limited, a corporation licensed to carry out Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), being the independent financial adviser appointed by the Company to advise the Independent Board Committee and the Independent Shareholders in respect of the Refreshment of General Mandate

“Independent Shareholder(s)”	Ordinary Shareholder(s) other than any Directors (excluding independent non-executive Directors), the chief executive of the Company and their respective associates

“Jixi Mashan Government”	雞西市麻山區人民政府 (Municipal Government of Mashan District, Jixi, Heilongjiang, the PRC*)

“Jixi (Mashan) Graphite Industrial Park”	雞西(麻山)石墨產業園 (Jixi (Mashan) Graphite Industrial Park*)

“Latest Practicable Date”	3 February 2023, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange as amended from time to time

“Mr. Chan”	Mr. Chan Yick Yan Andross, the chief executive officer, an executive Director and a substantial Shareholder of the Company

“Mr. Lau”	Mr. Lau Hing Tat, Patrick, the chairman and an executive director of the Company

DEFINITIONS

“New General Mandate”	the general mandate proposed to be granted to the Directors at the EGM to allot, issue and deal with new Ordinary Shares not exceeding 20% of the aggregate number of the issued Ordinary Shares as at the date of the EGM

“Refreshment of General Mandate”	the proposed refreshment of the Existing General Mandate by way of granting the New General Mandate

“NYSE American”	the NYSE American LLC stock exchange market

“Ordinary Share(s)”	ordinary share(s) of HK$0.01 each in the issued share capital of the Company

“Ordinary Shareholder(s)	holder(s) of the Ordinary Share(s)

“PRC”	the People’s Republic of China

“Preference Share(s)”	the non-voting, non-convertible preference share(s) of HK$0.01 each in the issued share capital of the Company “

Preference Shareholder(s)”	holder(s) of the Preference Shares

“Share(s)”	collectively, the Ordinary Shares and the Preference Shares

“Shareholder(s)”	holder(s) of the Share(s)

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“United States”	the United States of America

“%”	per cent

In the event of any inconsistency, the English text of this circular shall prevail over the Chinese text.

* For identification purpose only

LETTER FROM THE BOARD

GRAPHEX GROUP LIMITED

烯石電動汽車新材料控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6128)

Executive Directors:	Registered office:
Mr. Lau Hing Tat Patrick	Windward 3
Mr. Chan Yick Yan Andross Mr.	Regatta Office Park PO Box 1350
Qiu Bin	Grand Cayman KY1-1108

Non-executive Directors:	Cayman Islands
Mr. Ma Lida

Independent non-executive Directors:	Principal place of business in Hong Kong:
Ms. Tam Ip Fong Sin Mr. Wang Yuncai	11/F COFCO Tower 262 Gloucester Road Causeway Bay
Mr. Liu Kwong Sang Mr. Tang Zhaodong	Hong Kong
Mr. Chan Anthony Kaikwong

10 February 2023

To the Shareholders

Dear Sir / Madam,

PROPOSED REFRESHMENT OF GENERAL MANDATE

INTRODUCTION

The purpose of this circular is to provide the Shareholders with information relating to (i) the Refreshment of General Mandate; (ii) recommendation from the Independent Board Committee to the Independent Shareholders on the Refreshment of General Mandate; (iii) the recommendation from the Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders on the Refreshment of General Mandate; and (iv) the notice of EGM, at which the necessary resolution will be proposed to the Independent Shareholders to consider and, if thought fit, approve the Refreshment of General Mandate by way of poll.

LETTER FROM THE BOARD

PROPOSED REFRESHMENT OF GENERAL MANDATE

Existing General Mandate

At the AGM, the Ordinary Shareholders approved, among other things, an ordinary resolution to grant to the Directors the Existing General Mandate to allot and issue not more than 108,277,230 Ordinary Shares, being 20% of the total number of issued Ordinary Shares as at the date of passing of the resolution at the AGM.

During the period from the grant of the Existing General Mandate to the Latest Practicable Date, most of the Existing General Mandate (i.e. 108,000,000 out of 108,277,230 Ordinary Shares), was utilised as a result of the issue and allotment of underlying Ordinary Shares of new American Depositary Shares issued under the offering of American Depositary Shares in the United States, details of which were set out in the Company’s announcements dated 17 August 2022, 22 August 2022 and 29 August 2022.

New General Mandate

The Board proposes the refreshment of the Existing General Mandate by way of granting the New General Mandate for the Directors to allot, issue and deal with new Ordinary Shares up to 20% of the issued Ordinary Shares as at the date of passing of the relevant resolution at the EGM.

Pursuant to Rule 13.36(4) of the Listing Rules, the Refreshment of General Mandate is subject to Independent Shareholder’s approval at the EGM.

The Company will convene the EGM at which ordinary resolution will be proposed to the Independent Shareholders that the Directors be granted the New General Mandate to allot and issue Ordinary Shares not exceeding 20% of the aggregate number of the issued Ordinary Shares as at the date of passing of the relevant ordinary resolution at the EGM.

The New General Mandate proposed will last until whichever is the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by the memorandum and articles of association of the Company or any other applicable laws to be held; or

(iii)	the passing of an ordinary resolution by the Shareholders in general meeting revoking or varying the authority given to the Directors under the New General Mandate.

As at the Latest Practicable Date, the Company had an aggregate of 683,493,072 Ordinary Shares and 323,657,534 Preference Shares in issue. Subject to the passing of the ordinary resolution for the approval of the grant of New General Mandate and on the basis that no further Ordinary Shares are issued and/or repurchased by the Company between the Latest Practicable Date and the date of the EGM, the Company will be allowed under the New General Mandate to allot and issue up to 136,698,614 Ordinary Shares, representing 20% of the aggregate number of the issued Ordinary Shares as at the Latest Practicable Date.

LETTER FROM THE BOARD

Reasons for the grant of the New General Mandate

The principal activities of the Group are the business of processing and sale of graphite and graphene related products (the “Graphene Products Business”) in the PRC and the United States, and landscape architecture business mainly in Hong Kong and the PRC.

In assessing the needs for the grant of the New General Mandate, the Board has considered the followings:

(i)	The Existing General Mandate has been mostly utilised

During the period from the grant of the Existing General Mandate to the Latest Practicable Date, most of the Existing General Mandate (i.e. 108,000,000 out of 108,277,230 Ordinary Shares), was utilised as a result of the issue and allotment of underlying Ordinary Shares of new American Depositary Shares issued under the Offering.

As the next annual general meeting of the Company will not be held until around June 2023, the Company will no longer have the flexibility to promptly meet fund raising opportunities for about four months should any fund raising opportunities with attractive terms arises prior to the next annual general meeting of the Company.

The grant of the New General Mandate will enable this flexibility to be reinstated. Given the current economic condition, the Company believes that it is important for the Company to have the option to raise funding at short notice if the opportunity presents itself.

(ii)	Cash position and cash flows from operating activities

The Group’s net cash flows used in operating activities was approximately HK$12.85 million for the year ended 31 December 2021 and the Group’s net cash flows generated from operating activities was approximately HK$1 million for the six months ended 30 June 2022. The Group’s cash and cash equivalent was approximately HK$27.27 million as at 30 June 2022.

The net proceeds from the Offering were approximately US$11 million. As at the Latest Practicable Date, approximately US$9.9 million of such net proceeds were used as intended and the remaining net proceeds were approximately US$1.1 million. The Company intends to apply the remaining net proceeds as to approximately US$0.9 million for improvement and expansion of production facility(ies) for the Graphene Products Business and as to approximately US$0.2 million for working capital and general corporate purposes.

LETTER FROM THE BOARD

As at 31 December 2022, the Group has indebtedness of approximately HK$147.54 million (subject to audit) which will fall due within one year.

The Directors considered that if the New General Mandate is granted, it is in the interests of the Company to raise additional capital in a timely manner to strengthen the cash flow position of the Group in the long run for its business development.

(iii)	Possible funding needs/investments

One of the Group’s principal activities is the Graphene Products Business. The main product of Graphene Products Business is natural spherical graphite (an essential material to produce anodes of lithium-ion batteries for electric vehicles and energy storage systems).

In addition to the Group’s production facilities in Jixi, Heilongjiang, PRC, the Group implemented its 3-year plan to increase its production capacity by implementing new production facilities in the Jixi (Mashan) Graphite Industrial Park, Jixi, Heilongjiang, PRC. On 20 September 2022, the Company entered into the a cooperation agreement (the “Cooperation Agreement”) with the Jixi Mashan Government relating to the cooperation in connection with the Company’s intended strategic investment for setting up graphite deep processing and production facilities located in the Jixi (Mashan) Graphite Industrial Park with an intended annual output of 30,000 metric tons of high-purity spherical graphite and 10,000 metric tons of battery anode materials to promote the rapid development of the regional graphite new material industry (the “Project”). The Cooperation Agreement only covers the phase I of the Project (out of two phases in total). Under the Cooperation Agreement, the Jixi Mashan Government will cooperate with the Company and provide assistance to the Company in carrying out the Project within the Jixi (Mashan) Graphite Industrial Park, including the provision of suitable site, preferential terms of rental and policy supports for the Project.

The Company has commenced in the implementation of phase I of the Project. The Company intends to initiate phase II of the Project in 2024 following the full production of phase I of the Project.

The formation of Graphex Michigan, a joint venture formed by Graphex Tech and EES, also opens up a new market for the Group’s products. Graphex Tech has been communicating with graphite miners around the world to obtain stable supply for the natural graphite anode material production in the United States. In order to support the supply chain in United States, the Company is considering establishment of graphite deep processing facilities in the United States for purified spherical graphite.

Under the relevant joint venture agreement, EES granted a call option to Graphex Tech and Graphex Tech granted a put option to EES in relation to the acquisition of 30 units of membership interest of Graphex Michigan by Graphex Tech at the consideration of 35,000,000 new Ordinary Shares (the “JV Option Shares”). As at the Latest Practicable Date, the shareholding of existing public Ordinary Shareholders was approximately 66.60%, assuming either the call option or the put option is exercised in full, the aforesaid shareholding will be diluted to approximately 63.36%, representing a dilution effect of approximately 3.24 percentage points.

LETTER FROM THE BOARD

The Company is actively seeking investment opportunities in related upstream and downstream industries of the Graphene Products Business.

The Directors considered that if the New General Mandate is granted, it is in the interests of the Company to raise additional capital or issue consideration shares in a timely manner to capture possible investment opportunities and/or finance the Group’s expansion plan.

(iv)	Alternative financing methods

The Directors will consider various financing alternatives apart from equity financing by issuance of new Ordinary Shares under general mandate such as debt financing, right issue, open offer or issuance of new Ordinary Shares under specific mandate to meet the funding needs of the Group (including repayment obligations, investment opportunities and/or expansion plan), if appropriate, taking into consideration the financial position, capital structure and cost of funding of the Group and the prevailing market condition.

Nevertheless, there may be disadvantages associated with the aforesaid financing alternatives:

(i)	Debt financing may be subject to lengthy due diligence and negotiations and impose interest burden (especially under the recent upward trend of interest rates) on the Group. In addition, bank borrowings generally require security of property. The Directors consider that, currently, the Group does not have material assets suitable and available for pledging to secure substantial amount of bank borrowings.

(ii)	Although rights issue and open offer (open offer also requires general mandate or minority shareholders’ approval) allow existing Ordinary Shareholders to subscribe for their entitlements and maintain their respective shareholding interests in the Company, it may impose financial burden on the existing Ordinary Shareholders in uncertain market conditions. The ultimate fund-raising size of such exercises could not be assured by the Company if they are conducted on a non-underwritten basis. If the Company successfully procures an underwriter, there will be underwriting commission. In addition, rights issue and open offer generally require preparation of documentation and fulfilment of additional administrative procedures, which are more time consuming and less cost effective.

(iii)	Given the uncertainty in the market economics, especially the increasing interest rates and the global geopolitical tensions, the Company found it difficult to ascertain market demand and to have certainty in successful equity fund raising. Issuing Ordinary Shares under specific mandate will involve extra time for preparation, printing and despatch of the relevant circular and other documentations, holding and convening of general meeting on each occasion of issue. The approval for specific mandate may not be obtained in a timely manner.

In addition, issuance of new Ordinary Shares under the New General Mandate may be less time consuming and costly than using alternative financing methods.

LETTER FROM THE BOARD

As aforementioned, as the next annual general meeting of the Company will not be held until around June 2023, the Company will no longer have the flexibility to promptly meet fund raising opportunities for about four months. Although the Company has no concrete fund-raising plan as at the Latest Practicable Date and the Directors do not obviate the aforesaid fund-raising alternatives, the Directors are of the view that the grant of New General Mandate will empower the Group to issue new Ordinary Shares under refreshed limit and provide the Group with the ability and flexibility to seize fund-raising/investment opportunities in a timely manner to support the Group’s operation/business development and create better return for Shareholders.

In respect of the issue of Ordinary Shares utilising New General Mandate, as at the Latest Practicable Date, the Group has not identified any fund-raising/investment opportunities.

EQUITY FUND RAISING ACTIVITIES OF THE COMPANY IN THE PAST 12 MONTHS

Save as and except for the equity fund raising activity set out below, the Company had not conducted any other equity fund raising activities in the past 12 months immediately preceding the Latest Practicable Date:

Date of initial announcement	Equity fund raising activity	Net proceeds raised	Intended use of proceeds	Actual use of proceeds

17 August 2022	The Offering	Approximately US$11 million	(i) Improvement and expansion of production facility(ies) for the Graphene Products Business; (ii) repayment of short-term indebtedness; and (iii) working capital and general corporate purposes.	(i) Approximately US$2.4 million was used for improvement and expansion of production facility(ies) for the Graphene Products Business; (ii) approximately US$3.0 million was used for repayment of short-term indebtedness; and (iii) approximately US$4.5 million was used for working capital and general corporate purposes. The remaining net proceeds are expected to be used as intended.

Note:

Immediately before closing of the Offering, the shareholding of the then existing public Ordinary Shareholders was approximately 57.83%. Immediately following closing of the Offering, the aforesaid shareholding was diluted to approximately 48.22%, representing a dilution effect of approximately 9.61 percentage points.

LETTER FROM THE BOARD

Potential dilution to shareholdings of the Shareholders

Set out below is the shareholding structure of the Company (i) as at the Latest Practicable Date; and (ii) upon full utilisation of the New General Mandate (assuming that there is no change in the issued share capital of the Company from the Latest Practicable Date up to the date of the full utilisation of the New General Mandate):

Name of Shareholder	As at Latest Practicable Date				Immediately following the full utilisation of the New General Mandate
	Number of Ordinary Shares	%	Number of Preference Shares	%	Number of Ordinary Shares	%	Number of Preference Shares	%
Mr. Chan (Note 1)	97,920,887	14.33	—	—	97,920,887	11.94	—	—
PBLA Limited	75,123,669	10.99	—	—	75,123,669	9.16	—	—
Mr. Lau (Note 2)	55,215,444	8.08	—	—	55,215,444	6.73	—	—
Tycoon Partner Holdings Limited	—	—	323,657,534	100	—	—	323,657,534	100
Maximum number of Shares to be issued under the New General Mandate	—	—	—	—	136,698,614	16.67	—	—
Public Ordinary Shareholders	455,233,072	66.60	—	—	455,233,072	55.50	—	—
	683,493,072	100	323,657,534	100	820,191,686	100	323,657,534	100

Notes:

1.	Mr. Chan holds 4,204,000 Ordinary Shares by himself and 93,716,887 Ordinary Shares through CYY Holdings Limited, a company wholly owned by him.

2.	Mr. Lau holds 7,232,000 Ordinary Shares by himself, 46,003,444 Ordinary Shares through LSBJ Holdings Limited, a company wholly owned by him and is interested in 1,980,000 Ordinary Shares held by his spouse.

As at the Latest Practicable Date, the shareholding of the existing public Ordinary Shareholders was approximately 66.60%. Immediately after full utilization of the New General Mandate, the shareholding of the existing public Ordinary Shareholders will decrease from approximately 66.60% to 55.50%, representing a dilution effect of approximately 11.10 percentage points. As aforementioned:

(i)	if the New General Mandate is granted, it is in the interests of the Company to raise additional capital in a timely manner to strengthen the cash flow position of the Group in the long run for its business development;

(ii)	as the Company is actively seeking investment opportunities in related upstream and downstream industries of the Graphene Products Business, the Directors considered that if the New General Mandate is granted, it is in the interests of the Company to raise additional capital or issue consideration shares in a timely manner to capture possible investment opportunities and/or finance the Group’s expansion plan;

LETTER FROM THE BOARD

(iii)	issuance of new Ordinary Shares under the New General Mandate may be less time consuming and costly than using alternative financing methods; and

(iv)	the grant of New General Mandate will empower the Group to issue new Ordinary Shares under refreshed limit and provide the Group with the ability and flexibility to seize fund-raising/investment opportunities in a timely manner to support the Group’s operation/business development and create better return for Shareholders.

Furthermore, as detailed above, the only equity fund raising activity which the Company conducted in the past 12 months immediately preceding the Latest Practicable Date was the Offering. Immediately before the closing of the Offering, the Company had 541,386,150 Ordinary Shares in issue. Taking into account the Offering (108,000,000 Ordinary Shares were issued in this regard), the number of potential issuance of the JV Option Shares (i.e. 35,000,000 Ordinary Shares) and the maximum number of Ordinary Shares to be issued under the New General Mandate (i.e. 136,698,614 Ordinary Shares), assuming there is no other change in the issued share capital of the Company (and without taking into account any actual/possible conversion/exercise of the Company’s outstanding convertible notes/options/warrants), the Company will have 821,084,764 Ordinary Shares in issue and the shareholding of the Ordinary Shareholders immediately before the closing of the Offering will be diluted by approximately 34.06% (“Possible Aggregated Dilution”).

Although the Group has not identified any fund-raising/investment opportunities in respect of the issue of Ordinary Shares utilising New General Mandate as at the Latest Practicable Date, the Directors believe that it is important for the Company to have the flexibility and option to raise funding/issue consideration shares for its investment at short notice if opportunity arises.

Having considered the above and that utilisation of the New General Mandate will support the Group’s operation/business development by way of fund-raising or issue consideration shares for its investment, the Directors are of the view that the aforesaid dilution impact on the shareholding of the existing public Ordinary Shareholders (considered together with the Possible Aggregated Dilution) to be acceptable and the Refreshment of General Mandate is in the interests of the Company and the Shareholders as a whole.

LISTING RULES IMPLICATIONS

Pursuant to Rule 13.36(4) of the Listing Rules, the Refreshment of General Mandate will be subject to Independent Shareholders’ approval at the EGM. Any controlling Shareholders and their respective associates, or where there is no controlling Shareholder, the Directors (excluding independent non-executive Directors) and the chief executive of the Company and their respective associates shall abstain from voting in favour of the relevant resolution to approve the Refreshment of General Mandate.

As at the Latest Practicable Date, the Company had no controlling Shareholder. Mr. Chan and Mr. Lau with their corresponding associates, holding 97,920,887 and 55,215,444 Shares, representing 14.33% and 8.08% of the total issued Ordinary Shares respectively, are required to abstain from voting at the EGM. To the best of the Director’s knowledge, information and belief, having made all reasonable enquiries, as at the Latest Practicable Date, save for the aforesaid, no Ordinary Shareholder is required to abstain from voting on the proposed resolution on the Refreshment of General Mandate at the EGM.

LETTER FROM THE BOARD

EGM

The Company will convene the EGM at 11/F, COFCO Tower, 262 Gloucester Road, Causeway Bay, Hong Kong on Friday, 10 March 2023 at 2:30 p.m. (Hong Kong time) (or any adjournment or postponement thereof) to consider and, if thought fit, approve, among other things the Refreshment of General Mandate.

The Board has established the Independent Board Committee comprising all the independent non-executive Directors, namely Ms. Tam Ip Fong Sin, Mr. Wang Yuncai, Mr. Liu Kwong Sang, Mr. Tang Zhaodong and Mr. Chan Anthony Kaikwong to consider and, if appropriate, make a recommendation to the Independent Shareholders (i) as to whether the terms of the Refreshment of General Mandate are fair and reasonable and whether the Refreshment of General Mandate is in the interests of the Company and the Shareholders as a whole; and (ii) to advise the Independent Shareholders on how to vote, taking into account the recommendations of the Independent Financial Adviser.

The Independent Financial Adviser was appointed to advise the Independent Board Committee and the Independent Shareholders in respect of the Refreshment of General Mandate.

A proxy form for use at the EGM is enclosed with this circular. All registered Ordinary Shareholders will be able to join the EGM in person to consider and, if thought fit, approve, among other things, the Refreshment of General Mandate.

A notice convening the EGM is set out on pages EGM-1 to EGM-4 of this circular. Whether or not you intend to attend the EGM in person, you are requested to complete and return the accompanying form of proxy in accordance with the instructions printed thereon to the Company’s branch share registrar and transfer office in Hong Kong, Tricor Investor Services Limited at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong as soon as possible and in any event not less than 48 hours before the time of the EGM (i.e. at or before 2:30 PM on 8 March 2023 (Hong Kong time)) or any adjournment thereof (as the case may be). The completion and return of the form of proxy will not preclude you from attending and voting at the EGM in person or any adjournment thereof should you so wish.

AMERICAN DEPOSITARY SHARES

Each ADS Owner shall have the right under the deposit agreement related to the American Depositary Shares to instruct the Depositary to vote the Ordinary Shares related to American Depositary Shares held by such ADS Owner to cause the Depositary to vote such Ordinary Shares.

The Company has provided a notice to the Depositary with this Circular and has requested that the Depositary provide a notice to each ADS Owner that contains (i) the information contained in this Circular, (ii) a statement that the ADS Owners as of the close of business on a specified record date will be entitled, subject to any applicable provision of Cayman Islands law and of the articles of association or similar documents of the Company, to instruct the Depositary as to the exercise of the voting rights pertaining to the amount of Ordinary Shares represented by their respective American Depositary Shares, (iii) a statement as to the manner in which those instructions may be given, including an express indication that instructions may be deemed given to cause the Depositary to vote the Ordinary Shares related to American Depositary Shares held by each ADS Owner.

LETTER FROM THE BOARD

The last date on which the Depositary will accept instructions from an ADS Owner is 1 March 2023.

The Depositary shall not vote or attempt to exercise the right to vote that attaches to the deposited Ordinary Shares other than in accordance with instructions given by ADS Owners and received by the Depositary.

In order to give ADS Owners a reasonable opportunity to instruct the Depositary as to the exercise of voting rights relating to Ordinary Shares, if the Company will request the Depositary to disseminate the notice to each of the ADS Owners, the Company shall give the Depositary notice of the meeting, details concerning the matters to be voted upon and copies of materials to be made available to Ordinary Shareholders in connection with the meeting not less than 45 days prior to the meeting date.

The Company is a foreign private issuer under U.S. federal securities laws and is not subject to the proxy rules promulgated by the U.S. Securities and Exchange Commission.

RECOMMENDATION

The Directors consider that the terms of the Refreshment of General Mandate is fair and reasonable and the Refreshment of General Mandate is in the interests of the Company and the Shareholders as a whole and therefore recommend the Independent Shareholders to vote in favour of the Refreshment of General Mandate to be proposed at the EGM.

Your attention is drawn to (i) the letter from the Independent Board Committee set out on page 14 of this circular which contains its recommendation to the Independent Shareholders in relation to the Refreshment of General Mandate; and (ii) the letter of advice from the Independent Financial Adviser set out in pages 15 to 27 of this circular which contains its advice to the Independent Board Committee and the Independent Shareholders in relation to the Refreshment of General Mandate.

RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief, the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

By order of the Board
Graphex Group Limited Lau Hing Tat Patrick
Chairman

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

GRAPHEX GROUP LIMITED

烯石電動汽車新材料控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6128)

10 February 2023

To the Independent Shareholders,

Dear Sir/Madam,

PROPOSED REFRESHMENT OF GENERAL MANDATE

We have been appointed as the Independent Board Committee to advise the Independent Shareholders in connection with the Refreshment of General Mandate, details of which are set out in the circular of the Company to the Independent Shareholders dated 10 February 2023 (“Circular”), of which this letter forms part. Terms defined in the Circular shall have the same meanings when used herein unless the context otherwise requires.

Having considered the principal reasons and factors considered by, and the advice of Independent Financial Adviser in relation thereto as set out in the Circular, we are of the view that the terms of the Refreshment of General Mandate are fair and reasonable and that the Refreshment of General Mandate is in the interests of the Company and the Shareholders as a whole. Accordingly, we recommend the Independent Shareholders to vote in favour of the resolution to be proposed at the EGM to approve the Refreshment of General Mandate.

Yours faithfully,

Independent Board Committee

Mr. Chan Anthony Kaikwong	Mr. Liu Kwong Sang	Ms. Tam Ip Fong Sin
Independent non-executive	Independent non-executive	Independent non-executive
Directors	Directors	Directors

Mr. Tang Zhaodong	Mr. Wang Yuncai
Independent non-executive Directors	Independent non-executive Directors

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The following is the full text of a letter of advice from BaoQiao Partners Capital Limited, the independent financial adviser to the Independent Board Committee and the Independent Shareholders in respect of the Refreshment of General Mandate, which has been prepared for the purpose of incorporation in this circular.

BAOQIAO PARTNERS CAPITAL LIMITED

Unit 2803-2805, 28/F, Tower 1, Admiralty Centre,
18 Harcourt Road, Admiralty, Hong Kong

10 February 2023

To the Independent Board Committee and the Independent Shareholders of Graphex Group Limited

Dear Sir or Madam,

PROPOSED REFRESHMENT OF GENERAL MANDATE

INTRODUCTION

We refer to our appointment as the independent financial adviser to the Independent Board Committee and the Independent Shareholders in respect of the Refreshment of General Mandate, details of which are set out in the “Letter from the Board” (the “Letter from the Board”) contained in the circular issued by the Company to the Shareholders dated 10 February 2023 (the “Circular”), of which this letter forms part. Unless the context otherwise requires, capitalised terms used in this letter shall have the same meanings as those defined in the Circular.

At the AGM, the Ordinary Shareholders approved, among other things, an ordinary resolution to grant to the Directors the Existing General Mandate to allot and issue not more than 108,277,230 Ordinary Shares, being 20% of the total number of issued Ordinary Shares as at the date of passing of the resolution at the AGM. During the period from the date of the grant of the Existing General Mandate to the Latest Practicable Date, the Existing General Mandate has been utilised as to 108,000,000 Ordinary Shares, representing approximately 99.74% of the Ordinary Shares can be allotted and issued under the Existing General Mandate, by way of the issue and allotment of underlying Ordinary Shares of new American Depositary Shares under the offering of American Depositary Shares in the United States (the “Offering”), details of which were set out in the Company’s announcements dated 17 August 2022, 22 August 2022 and 29 August 2022. As such, the Board proposed to refresh the Existing General Mandate and grant the New General Mandate for the Directors to allot and issue new Ordinary Shares not exceeding 20% of the aggregate number of the issued Ordinary Shares as at the date of passing of the relevant ordinary resolution at the EGM.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Pursuant to Rule 13.36(4) of the Listing Rules, as the grant of the New General Mandate is proposed to be made before the next annual general meeting of the Company, it will be subject to Independent Shareholders’ approval by way of an ordinary resolution at the EGM. Any controlling Shareholders and their associates, or where there are no controlling Shareholders, Directors (excluding independent non-executive Directors) and the chief executive of the Company and their respective associates shall abstain from voting in favour of the resolution to approve the proposed grant of the New General Mandate.

As at the Latest Practicable Date, the Company had no controlling Shareholder. Mr. Chan and Mr. Lau together with their corresponding associates, holding 97,920,887 and 55,215,444 Shares, representing 14.33% and 8.08% of the total issued Ordinary Shares respectively, are required to abstain from voting at the EGM. To the best of the Director’s knowledge, information and belief, having made all reasonable enquiries, as at the Latest Practicable Date, save for the aforesaid, no Ordinary Shareholder is required to abstain from voting on the proposed resolution on the Refreshment of General Mandate at the EGM.

THE INDEPENDENT BOARD COMMITTEE AND THE INDEPENDENT FINANCIAL ADVISER

The Independent Board Committee, comprising Ms. Tam Ip Fong Sin, Mr. Wang Yuncai, Mr. Liu Kwong Sang, Mr. Tang Zhaodong and Mr. Chan Anthony Kaikwong, all being independent non-executive Directors, has been established to advise the Independent Shareholders on whether the Refreshment of General Mandate is fair and reasonable and is in the best interests of the Company and the Shareholders as a whole, and to advise the Independent Shareholders as to voting. We, BaoQiao Partners Capital Limited, have been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in the same regard.

OUR INDEPENDENCE

In the last two years, prior to the Latest Practicable Date, we have not acted in any capacity in relation to any transactions of the Company. As at the Latest Practicable Date, we do not have any relationship with, or have any interest in, the Group and its associates that could reasonably be regarded as relevant to our independence. Apart from the normal professional fees payable to us in connection with this appointment as the Independent Financial Adviser, no other arrangement exists whereby we had received or will receive any fees or benefits from the Company or any other parties that could reasonably be regarded as relevant to our independence as defined under Rule 13.84 of the Listing Rules.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

BASIS OF OUR OPINION

In formulating our opinion to the Independent Board Committee and the Independent Shareholders, we have relied on the accuracy of the statements, information, opinions and representations contained or referred to in the Circular and the information and representations provided to us by the Company, the Directors and the management of the Company (collectively, the “Management”). We have reviewed, among others, the annual report (the “2021 Annual Report”) of the Company for the year ended 31 December 2021 (“FY2021”), the interim report (the “2022 Interim Report”) for the six months ended 30 June 2022 (“HY2022”), the recent announcements of the Company, and the information set out in the Circular. We have assumed that all information and representations that have been provided by the Management, for which they are solely and wholly responsible, are true, accurate and complete in all material respects and not misleading or deceptive at the time when they were made and continue to be so as at the Latest Practicable Date. We have also assumed that all statements of belief, opinion, expectation and representations made by the Management in the Circular and/or discussed with/provided to us were reasonably made after due enquiries and careful consideration. We have no reason to suspect that any material facts or information have been withheld or to doubt the truth, accuracy and completeness of the information and facts contained in the Circular, or the reasonableness of the opinions expressed by the Company, its advisers, the Management, which have been provided to us.

All Directors collectively and individually accept full responsibility for the purpose of giving information with regard to the Group in the Circular and, having made all reasonable enquiries, confirm that to the best of their knowledge and belief, the information contained in the Circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other facts not contained in the Circular, the omission of which would make any statement in the Circular misleading.

We consider that we have been provided with sufficient information to reach an informed view and to provide a reasonable basis for our opinion. We have not, however, conducted any independent in-depth investigation into the business and affairs, financial condition and future prospects of the Company, its subsidiaries or associates, nor have we considered the taxation implication (if any) on the Group or the Shareholders as a result of the Refreshment of General Mandate. Our opinion is necessarily based on financial, economic, market and other conditions in effect, and the facts, information, representations and opinions made available to us, at the Latest Practicable Date.

This letter is issued for the information for the Independent Board Committee and the Independent Shareholders solely in connection with their consideration of the Refreshment of General Mandate, and this letter, except for its inclusion in the Circular and for publication on the websites of the Stock Exchange (www.hkexnews.hk) and the Company (https://graphexgroup.com/) as required under the Listing Rules, is not to be quoted or referred to, in whole or in part, nor shall this letter be used for any other purposes, without our prior written consent.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

PRINCIPAL FACTORS AND REASONS CONSIDERED

In formulating our opinion and recommendation in respect of the Refreshment of General Mandate, we have taken into account the principal factors and reasons set out below:

1.	Background information of the Group

The principal activities of the Group are the business of processing and sale of graphite and graphene related products in the PRC and the United States (the “Graphene Products Business”), and the landscape architecture business mainly in Hong Kong and the PRC.

Set out below is a summary of the audited consolidated financial information of the Group for the financial years ended 31 December 2020 (“FY2020”) and FY2021 as extracted from the 2021 Annual Report and the unaudited consolidated financial information of the Group for the six months ended 30 June 2021 (“HY2021”) and HY2022 as extracted from the 2022 Interim Report:

	For the year ended		For the six months
	31 December		ended 30 June
	2021	2020	2022	2021
	HK$’000	HK$’000	HK$’000	HK$’000
	(Audited)	(Audited)	(Unaudited)	(Unaudited)
Revenue
- Graphene Products Business	242,921	215,462	103,438	107,297
- Landscape architecture business	130,149	149,160	57,738	69,910
- Catering business	17,965	24,230	1,957	5,415

	391,035	388,852	163,133	182,622

Gross profit	148,345	157,018	58,899	70,861
Gross profit margin	37.9%	40.4%	36.1%	38.8%
Loss for the year/period	(51,027)	(95,992)	(59,858)	(67,117)
Attributable to:
- Owners of the parent	(53,546)	(91,696)	(59,633)	(64,701)

			As at
	As at 31 December		30 June
	2021	2020	2022
	HK$’000	HK$’000	HK$’000
	(Audited)	(Audited)	(Unaudited)
Net current liabilities	(67,377)	(54,434)	(64,678)
Net assets attributable to owners of the Company	197,306	171,517	335,582

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The Group’s revenue comprises sale of graphene products, income from the provision of landscape architecture services as well as catering revenue and catering management services income from the operation of restaurants. It derives revenue mostly from the mainland China, with less than 10% of revenue derived from activities conducted outside the mainland China.

FY2021 vs FY2020

Revenue of the Group was approximately HK$391.0 million for FY2021, representing an increase of approximately 0.5% as compared to approximately HK$388.9 million for FY2020. As disclosed in the 2021 Annual Report, the overall increase in the Group’s revenue was driven by the increase in revenue of the Graphene Products Business, from approximately HK$215.5 million for FY2020 to approximately HK$242.9 million for FY2021 as a result of the increasing output level of spherical graphite, the primary product of Group’s Graphene Products Business and the principal materials used for the electric vehicle (EV) battery applications. On the other hand, the revenue of both landscape architecture business and catering business were decreased by approximately HK$19.0 million and approximately HK$6.3 million respectively in FY2021, due primarily to the slowdown in the PRC real estate market as well as the closure of the Group’s restaurants in years 2020 and 2021 as a result of the prolonged impact of COVID-19 pandemic in China.

Gross profit and gross profit margin of the Group decreased by 5.5% to approximately HK$148.3 million and 2.5 percentage points to approximately 37.9% respectively for FY2021, due primarily to the increasing focus on the Graphene Products Business with relatively lower gross profit margin.

The Group recorded loss attributable to the shareholders of the Company of approximately HK$53.5 million for FY2021, as compared to approximately HK$91.7 million for FY2020. The reduction in loss was primarily attributable to (i) the recognition of a gain of approximately HK$51.4 million for FY2021 on the extension of the maturity date of the promissory note from 6 August 2023 to 6 August 2026 due to an independent third party, which was valued at HK$264.7 million as at 31 December 2021; (ii) the absence of an impairment loss on intangible assets of approximately HK$20.0 million allocated to the Group’s catering business in FY2020 following the cessation of the operations of restaurants under the brand “Thai Gallery” in 2020 in the PRC; (iii) the decrease in impairment losses on trade receivables, contract assets and other receivables of approximately HK$11.6 million as a result of the improvement in the Group’s collectability on financial and contract assets related to the landscape architecture business; and were partially offset by (iv) the increase in administrative expenses of approximately HK$30.4 million, mainly due to the one-off share-based payment expenses of approximately HK$11.7 million relating to share options and awards granted to directors, employees and consultant in FY2021 and the increase in research and development expense of approximately HK$5.8 million, mainly applied for the development of the new graphene products during FY2021; and (v) the increase in income tax expenses of approximately of HK$8.2 million for FY2021.

As at 31 December 2021, the Group recorded net current liabilities and net assets attributable to owners of the Company of approximately HK$67.4 million and approximately HK$197.3 million respectively as compared to approximately HK$54.4 million and approximately HK$171.5 million respectively as at 31 December 2020.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The increase in net current liabilities was mainly due to the increase in other payables and accruals for the short-term deposits of US$6.06 million (equivalent to HK$47.0 million) received by the Company in December 2021 from an independent third party for the issue of convertible notes and such convertible notes, due 2024, in the principal amount of US$6.91 million was issued by the Company in January 2022.

Despite the said increase in net current liabilities of the Group, the Group reported an increase in net assets attributable to owners of the Company as at 31 December 2021, mainly due to conversion of convertible notes with principal amount of US$2.25 million (equivalent to HK$17.4 million) into Ordinary Shares during FY2021.

HY2022 vs HY2021

Revenue of the Group was approximately HK$163.1 million for HY2022, representing a decrease of approximately 10.7% as compared to approximately HK$182.6 million for HY2021. Revenue from the sale of graphene products remained stable at approximately HK$103.4 million as compared to approximately HK$107.3 million for HY2021. The continuous deterioration in the market environment for both real estate and catering businesses in the PRC resulted in the decrease in revenue from both the Group’s landscape architecture business and catering business for HY2022. For HY2022, income from landscape architecture business and catering business amounted to approximately HK$57.7 million and approximately HK$2.0 million respectively as compared to approximately HK$69.9 million and approximately HK$5.5 million respectively for HY2021.

Gross profit and gross profit margin of the Group decreased by 16.9% to approximately HK$58.9 million and 2.7 percentage points to approximately 36.1% respectively for HY2022, due primarily to the decrease of gross profit margin in landscape architecture segment.

Despite the decrease in the Group’s gross profit of approximately HK$11.9 million for HY2022, the Group recorded a reduction in net loss attributable to the shareholders of the Company for HY2022, from HK$64.7 million for HY2021 to approximately HK$59.6 million for HY2022, due primarily to (i) the absence of the one-off share-based payment expenses of approximately HK$11.7 million relating to the grant of share options and reward to directors, employees and consultant during HY2021; and (ii) the decrease in selling and marketing expenses by approximately HK$4.0 million as a result of the downscale of catering business.

As at 30 June 2022, the Group’s working capital position remained tight and recorded net current liabilities of approximately HK$64.7 million as compared to approximately HK$67.4 million as at 31 December 2021. The net assets attributable to owners of the Company increased from approximately HK$197.3 million as at 31 December 2021 to approximately HK$335.6 million as at 30 June 2022, due mainly to the issue of 323,659,534 preference shares of the Company in March 2022 for the partial settlement of promissory note at carrying value of HK$182.9 million due by the Company to the holder.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

2.	Reasons for the grant of the New General Mandate

The Existing General Mandate has been mostly utilised

The Existing General Mandate was granted to the Directors to allot and issue up to 108,277,230 Ordinary Shares, representing 20% of the number of issued Ordinary Shares of the Company when the relevant resolution was passed at the AGM on 29 June 2022. As at the Latest Practicable Date, the Existing General Mandate has been utilised as to 108,000,000 Ordinary Shares, representing approximately 99.74% of the Ordinary Shares can be allotted and issued under the Existing General Mandate, by way of the issue and allotment of underlying Ordinary Shares of new American Depositary Shares under the Offering.

Given the Existing General Mandate has been mostly utilised, the Board proposes to seek the approval from the Independent Shareholders to grant the New General Mandate at the EGM to allow the Company to capture any suitable fund-raising opportunities in a timely manner should funding needs arise or attractive terms for investment become available before the next annual general meeting of the Company, which is expected to be held until around June 2023. As advised by the Management, without the New General Mandate, the Company will no longer have the flexibility to promptly meet fund raising opportunities for about four months should any fund raising opportunities with attractive terms arises prior to the next annual general meeting of the Company. Given the current economic and financial market conditions, including those caused by the ongoing COVID-19 pandemic, the war between Ukraine and Russia and the geopolitical tensions between China and Western nations, all of which have created significant market volatility, uncertainty and economic disruption, the Company believes that it is important for the Company to have the option to raise funding at short notice if the opportunity presents itself.

Cash position and cash flows from operating activities

As disclosed in the section headed “1. Background information of the Group” above, the Group’s liquidity position remained tight with reported (i) consecutive net losses for HY2022 and for last two financial years ended 31 December 2021; and (ii) net current liabilities of approximately HK$64.7 million and approximately HK$67.4 million as at 30 June 2022 and 31 December 2021 respectively. In addition, as disclosed in the 2022 Interim Report, the Group’s net cash flow from operating activities was less than HK$1 million for HY2022 and the cash and bank balances of the Group as at 30 June 2022 was approximately HK$27.3 million.

We have further reviewed the breakdown of the Group’s indebtedness as at 31 December 2022. Based on our review and discussion with the management of the Group, we noted that as at 31 December 2022, the Group had indebtedness of approximately HK$147.54 million (subject to audit) which would fall due within one year.

As abovementioned, the Company has successfully completed the Offering in August 2022 for the development of the Graphene Products Business and improvement of the Group’s working capital position. The net proceeds from the Offering were approximately US$11 million (equivalent to HK$86.2 million). As at the Latest Practicable Date, approximately US$9.9 million (equivalent to HK$77.6 million), representing 90% of the net proceeds were utilised as intended and the remaining net proceeds were approximately US$1.1 million (equivalent to HK$8.6 million). As disclosed in the Letter from the Board and based on our discussion with the Management, the Company intends to apply the remaining net proceeds as to approximately US$0.9 million for improvement and expansion of production facility(ies) for the Graphene Products Business and as to approximately US$0.2 million for working capital and general corporate purposes.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Although the Group’s business continued to grow gradually, thanks to the increasing focus in the Graphene Products Business in recent years, and it reported reduction in net losses for both FY2021 and HY2022, it is expected that the global economy will remain sluggish considering the prolonged effect of the COVID-19 pandemic and the adverse economic impact caused by geopolitical tensions, and the cash inflow of the Group might be adversely affected. The Directors are of the view that it would be desirable for the Group to continue to have the flexibility to raise additional funds in a timely manner to accommodate the operating cash flow needs as well as for future business investment and development.

Possible fund-raising needs/investments

One of the Group’s principal activities is processing and sale of graphite and graphene related products in the PRC (Graphene Products Business) and the main product of the Graphene Products Business is spherical graphite (“SG”), an essence material to produce anodes of lithium-ion batteries for electric vehicles and energy storage systems. As disclosed in the Letter from the Board and based on our discussion with the Management, the Company is committed to its strategy of expanding the Graphene Products Business and has implemented its 3-year plan to increase the production capacity for its Graphene Products Business.

The Company announced on 20 September 2022 that it had entered into the cooperation agreement (the “Cooperation Agreement”) with the Jixi Mashan Government relating to the cooperation in connection with the Company’s intended strategic investment for setting up, in two phases, graphite deep processing and production facilities located in the Jixi (Mashan) Graphite Industrial Park, with an intended annual output of 20,000 metric tons of high-purity spherical graphite upon completion of phase I of the Project and a total of 30,000 metric tons of high-purity spherical graphite and 10,000 metric tons of battery anode materials following completion of phase II of the Project, to promote the rapid development of the regional graphite new material industry (the “Project”). Based on the Cooperation Agreement, the Cooperation Agreement only covers the phase I of the Project with estimated total investment of not less than RMB200 million. As advised by the Management, the Company has commenced in the implementation of phase I of the Project. The Company intends to initiate phase II of the Project in 2024 following the full production of phase I of the Project.

In addition, as disclosed in the Letter from the Board and announced by the Company on 30 May 2022, Graphex Technologies, LLC (“Graphex Tech”) (an indirect wholly-owned subsidiary of the Company) and Emerald Energy Solutions LLC (“EES”) formed a joint venture in the United States with a view to opening up the global market for the Group graphene products and the Company is considering the establishment of graphite deep processing facilities in the United States.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

As further disclosed in the Letter from the Board, under the relevant joint venture agreement, EES granted a call option to Graphex Tech and Graphex Tech granted a put option to EES in relation to the acquisition of 30 units of membership interest of Graphex Michigan I, LLC, a company organized as a Delaware limited liability company by Graphex Tech and EES, by Graphex Tech at the consideration of 35,000,000 new Ordinary Shares (the “JV Option Shares”). As at the Latest Practicable Date, the shareholding of existing public Ordinary Shareholders was approximately 66.60%, assuming either the call option or the put option is exercised in full, the aforesaid shareholding will be diluted to approximately 63.36%, representing a dilution effect of approximately 3.24 percentage points.

Based on our discussion with the Management and our review of the 2021 Annual Report, in line with the accelerated development of the global electric vehicle (“EV”) industry, the global demand of SG from EV has increased 2.5 times from 2015 to 2019 and it is expected that such demand will grow 10 times from 2020 to 2030. To accommodate this growth, the Company will continue to seek for investment opportunities in related upstream and downstream industries of the Graphene Products Business.

As such, the Directors consider that it is important that the Group shall maintain sufficient financial flexibility to grasp appropriate fund-raising opportunities in a timely manner to capture any appropriate business opportunities and /or finance the expansion plan of the Group.

Taking into account (i) the Existing General Mandate has been almost utilised in full as at the Latest Practicable Date; (ii) the Group may not have sufficient fund to finance the expansion plan of the Project and any investment in any potential target for business expansion if such opportunity arises and materialises prior to the next annual general meeting based on the Group’s working capital position; and (iii) as discussed in the section headed “3. Other financing alternatives” in this letter, the cost of equity financing by using the general mandate such as placement of new Ordinary Shares and issuance of convertible bonds would be lower than that of debt financing such as bank borrowings or other types of equity financing, which will be a better option for the Group in the event it has funding needs in the future, the Directors consider and we also concur that the Refreshment of General Mandate would enable the Company to respond quickly to market conditions and provide the Company with greater financial flexibility and a more efficient process (i.e. avoid the uncertainties that may result from not obtaining a specific mandate in a timely manner) of fund raising if attractive terms of investment become available or any other funding needs arise between now and the next annual general meeting.

3.	Other financing alternatives

As set out in the Letter from the Board and based on our discussion with the Management, the Board will consider various financing alternatives apart from equity financing such as debt financing, rights issue, open offer or issuance of new Ordinary Shares under specific mandate to meet the funding needs of the Group (including repayment obligations, investment opportunities and/or expansion plan), if appropriate, taking into consideration the financial position, capital structure and cost of funding of the Group and the prevailing market condition.

The Directors consider equity financing to be an important avenue of resources to the Group since it can reduce and limit debt financings which will create additional interest paying obligations on the Group. It is considered that debt financings may be subject to lengthy due diligence and negotiations as compared to the equity financing available to the Company and impose interest burden on the Group. Besides, bank financing generally involves pledge of assets, which potentially impairs the Group’s flexibility in managing its assets portfolio and as disclosed in the Letter from the Board, the Directors consider that the Group currently does not have material assets suitable and available for assets pledge arrangement in debt financings. In contrast, equity financing by issuance of new shares and convertible bonds under general mandate, on the other hand, is simpler with less requirements and usually with reference to the prevailing market price of the shares which may expedite the fund-raising process.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

In respect of equity financing such as rights issue and open offer, the Directors consider that despite rights issue and open offer would allow the Shareholders to maintain their respective pro-rata shareholdings in the Company, the ultimate fund-raising size could not be assured if the fund-raising exercises are conducted on non-underwritten basis. In addition, lengthy discussion with potential commercial underwriters, if such fund-raising exercises are conducted on fully underwritten basis, may be required and the Company may not be able to grasp the potential business opportunities in a timely manner. Moreover, it may also incur certain transaction costs such as underwriting commission and involve extra administrative work and cost, as compared to equity financing by issuance of new Ordinary Shares and convertible bonds under the general mandate of the Group.

Furthermore, as compared to issuing Ordinary Shares under general mandate, issuing Ordinary Shares under specific mandate when the relevant terms regarding the fundraising plan is finalised will involve extra time and cost, arising from the preparation, printing and despatch of the relevant circular and notice of extraordinary general meeting as well as the holding and convening of extraordinary general meeting for each occasion. The Directors consider that if the Company is able to identify any suitable fund-raising opportunities with attractive terms prior to the next annual general meeting of the Company which is expected to be held in around June 2023, the Board will be able to respond to the market promptly with the New General Mandate. As compared to obtaining specific mandate, the process of issuing Shares under general mandate for fund raising is simpler and less lengthy which would allow the Company to avoid the uncertainties in such circumstances where approval for specific mandate may not be obtained in a timely manner.

On the above basis that (i) debt financing may be subject to lengthy negotiations, incur additional interest burden to the Group which may affect its profitability, and may involve pledge of assets that can potentially impair the Group’s flexibility in managing its assets portfolio; and (ii) rights issue and open offer may take a longer time to complete and incur additional transaction costs and administrative work and costs while fund-raising exercises pursuant to general mandate provide the Company a simpler and less lead time process than other types of fund-raising exercises and avoid the uncertainties in such circumstances that specific mandate may not be obtained in a timely manner, the Directors consider and we concur with the Directors that the grant of the New General Mandate can provide greater flexibility to the Group in deciding the financing methods to cater for its future funding requirements.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

4.	Equity fund-raising activities of the Company in the past 12 months

Set out below is the summary of equity fund-raising activities of the Company during in the past 12 months immediately preceding the Latest Practicable Date:

Date of initial	Equity fund-	Net proceeds
announcement	raising activity	raised	Intended use of proceeds	Actual use of proceeds

17 August 2022	The Offering	Approximately US$11 million	(i) Improvement and expansion of production facility(ies) for the Graphene Products Business; (ii) repayment of short-term indebtedness; and (iii) working capital and general corporate purposes.	(i) Approximately US$2.4 million was used for improvement and expansion of production facility(ies) for the Graphene Products Business; (ii) approximately US$3.0 million was used for repayment of short-term indebtedness; and (iii) approximately US$4.5 million was used for working capital and general corporate purposes. The remaining net proceeds are expected to be used as intended.

Note:

Immediately before closing of the Offering, the shareholding of the then existing public Ordinary Shareholders was approximately 57.83%. Immediately following closing of the Offering, the aforesaid shareholding was diluted to approximately 48.22%, representing a dilution effect of approximately 9.61 percentage points.

Saved as disclosed above, the Directors confirmed that the Company has not conducted any other fund-raising activities in the past 12 months immediately preceding the Latest Practicable Date.

5.	Potential dilution effect to the existing public Shareholders

Set out below is the shareholding structure of the Company (i) as at the Latest Practicable Date; and (ii) upon full utilisation of the New General Mandate (assuming that there is no change in the issued share capital of the Company from the Latest Practicable Date up to the date of the full utilisation of the New General Mandate):

					Immediately following the full utilisation of
Name of Shareholder	As at Latest Practicable Date				the New General Mandate
	Number of		Number of		Number of		Number of
	Ordinary		Preference		Ordinary		Preference
	Shares	%	Shares	%	Shares	%	Shares	%
Mr. Chan (Note 1)	97,920,887	14.33	—	—	97,920,887	11.94	—	—
PBLA Limited	75,123,669	10.99	—	—	75,123,669	9.16	—	—
Mr. Lau (Note 2)	55,215,444	8.08	—	—	55,215,444	6.73	—	—
Tycoon Partner Holdings Limited	—	—	323,657,534	100	—	—	323,657,534	100
Maximum number of Shares to be issued under the New General Mandate	—	—	—	—	136,698,614	16.67	—	—
Public Ordinary Shareholders	455,233,072	66.60	—	—	455,233,072	55.50	—	—

	683,493,072	100	323,657,534	100	820,191,686	100	323,657,534	100

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Notes:

1.	Mr. Chan holds 4,204,000 Ordinary Shares by himself and 93,716,887 Ordinary Shares through CYY Holdings Limited, a company wholly owned by him.

2.	Mr. Lau holds 7,232,000 Ordinary Shares by himself, 46,003,444 Ordinary Shares through LSBJ Holdings Limited, a company wholly owned by him and is interested in 1,980,000 Ordinary Shares held by his spouse.

As at the Latest Practicable Date, the shareholding of the existing public Ordinary Shareholders was approximately 66.60%. Immediately after full utilisation of the New General Mandate, the shareholding of the existing public Ordinary Shareholders will decrease from approximately 66.60% to 55.50%, representing a dilution effect of approximately 11.10 percentage points. As disclosed in the Letter from the Board, the Directors are of the view that issue of new Ordinary Shares under the New General Mandate may be less time consuming and costly than using other alternative financing methods. In addition, if the New General Mandate is granted, it is in the interests of the Company to raise additional capital or issue consideration shares (as the case may be) to strengthen its cash flow position, to finance the Group’s expansion plan as well as to capture possible investment opportunities in a timely manner to support the Group’s business development and create better return for Shareholders.

Furthermore, as detailed above, the only equity fund raising activity which the Company conducted in the past 12 months immediately preceding the Latest Practicable Date was the Offering. Immediately before the closing of the Offering, the Company had 541,386,150 Ordinary Shares in issue. Taking into account the Offering (108,000,000 Ordinary Shares were issued in this regard), the number of potential issuance of the JV Option Shares (i.e. 35,000,000 Ordinary Shares) and the maximum number of Ordinary Shares to be issued under the New General Mandate (i.e. 136,698,614 Ordinary Shares), assuming there is no other change in the issued share capital of the Company (and without taking into account any actual/possible conversion/exercise of the Company’s outstanding convertible notes/options/warrants), the Company will have 821,084,764 Ordinary Shares in issue and the shareholding of the Ordinary Shareholders immediately before the closing of the Offering will be diluted by approximately 34.06% (“Possible Aggregated Dilution”).

Having considered that (i) the reasons for the Refreshment of General Mandate as discussed in the section headed “2. Reasons for the grant of the New General Mandate” in this letter; (ii) the Company may have a need to raise fund as mentioned above; (iii) as compared to pre-emptive fund raisings such as rights issue or open offer, the potential dilution impact on the existing public Shareholders may be even greater if the Shareholders choose not to subscribe for the Ordinary Shares under the right issue or open offer; (iv) the new Ordinary Shares generally cannot be allotted and issued at more than 20% discount to market under the New General Mandate while the subscription price under a rights issue or open offer would normally set at a greater discount to the market price; (v) the New General Mandate will provide the Group with more financial flexibility and options to raise further capital for the Group’s operations as the Company is able to respond to the fund- raising opportunities in a timely manner whereas there is a lack of certainty in the successful implementation of other alternative financing methods; and (vi) the shareholding interests of all the existing Ordinary Shareholders will be diluted in proportion to their respective shareholdings upon any utilisation of the New General Mandate, the Directors are of the view that the aforesaid dilution impact (considered together with the Possible Aggregated Dilution) on the shareholding of the existing public Ordinary Shareholders to be acceptable.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

OPINION AND RECOMMENDATION

Having taken into account the above principal factors and reasons, we consider that the Refreshment of General Mandate is fair and reasonable and is in the interests of the Company and the Shareholders as a whole. Accordingly, we advise the Independent Board Committee to recommend, and we ourselves recommend, the Independent Shareholders to vote in favour of the ordinary resolution(s) to be proposed at the EGM to approve the Refreshment of General Mandate.

Yours faithfully,
For and on behalf of
BaoQiao Partners Capital Limited
Irene Poon	Jack Yim
Executive Director	Executive Director

Ms. Irene Poon is a responsible officer registered under the SFO to carry out Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities for BaoQiao Partners Capital Limited and has over 20 years of experience in the accounting and corporate financial services industry.

Mr. Jack Yim is a responsible officer registered under the SFO to carry out Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities for BaoQiao Partners Capital Limited and has over 10 years of experience in the corporate financial services industry

NOTICE OF EGM

GRAPHEX GROUP LIMITED

烯石電動汽車新材料控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6128)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN an extraordinary general meeting (the “EGM”) of Graphex Group Limited (the “Company”) will be held at 11/F, COFCO Tower, 262 Gloucester Road, Causeway Bay, Hong Kong on Friday, 10 March 2023 at 2:30 p.m. (Hong Kong time) for the purpose of considering and, if thought fit, passing, without modifications, the following ordinary resolution of the Company. Unless otherwise indicated, capitalized terms used herein shall have the same meanings as those defined in the circular of the Company dated 10 February 2023 (the “Circular”).

ORDINARY RESOLUTION

To consider and, if thought fit, to pass with or without amendments, the following resolution as ordinary resolution:

1.	“THAT:

(a)	the Existing General Mandate granted to the Directors to allot, issue and deal with the additional Ordinary Shares pursuant to ordinary resolution number 6 passed at the AGM held on 29 June 2022 be and is hereby revoked (without prejudice to any valid exercise of the Existing General Mandate prior to the passing of this resolution);

(b)	subject to paragraph (e) below, a New General Mandate be and is hereby unconditionally granted to the Directors to exercise during the Relevant Period (as defined in paragraph (e) below) all the powers of the Company to allot, issue and deal with additional Ordinary Shares and to make or grant offers, agreements, options (including bonds, warrants and debentures convertible into Ordinary Shares) or warrants which would or might require the exercise of such powers, subject to and in accordance with all applicable laws and requirements of the Listing Rules (as amended from time to time);

(c)	the New General Mandate approved in paragraph (b) of this resolution above shall be in addition to any other authorization given to the Directors and shall authorize the Directors during the Relevant Period to make or grant offers, agreements, options (including bonds, warrants and debentures convertible into Ordinary Shares) and rights of exchange or conversion which might require the exercise of such powers after the end of the Relevant Period;

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(d)	the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to the New General Mandate approved in paragraph (b) above, otherwise than pursuant to (i) a Rights Issue (as defined in paragraph (e) below); or (ii) any share schemes (including share option schemes and share award schemes) or similar arrangement for the time being adopted by the Company and/or any of its subsidiaries for the purpose of granting or issuing Ordinary Shares or right to acquire Ordinary Shares to any eligible participants under such share schemes; or (iii) an issue of Ordinary Share in lieu of the whole or part of a dividend on Ordinary Shares in accordance with the memorandum and articles of association of the Company from time to time; or (iv) pursuant to a specific authority granted by the Ordinary Shareholders; or (v) an issue of Ordinary Shares as scrip dividend or similar arrangement in accordance with the articles of association of the Company from time to time, shall not exceed 20% of the aggregate number of the Ordinary Shares in the share capital of the Company in issue as at the date of the passing of this resolution, and the New General Mandate shall be limited accordingly; and

(e)	for the purpose of this resolution:

“Relevant Period” means the period from the date of the passing of this resolution until whichever is the earliest of: (i) the conclusion of the next annual general meeting of the Company; (ii) the expiration of the period within which the next annual general meeting of the Company is required by the memorandum and articles of association of the Company or any other applicable laws to be held; and (iii) the date on which the authority sets out in this resolution is revoked or varied by an ordinary resolution of the Company in general meeting; and

“Rights Issue” means an offer of Ordinary Shares open for a period fixed by the Directors to Ordinary Shareholders or any class thereof on the register of members of the Company on a fixed record date in proportion to their then holdings of such Ordinary Shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any legal restrictions or obligations under the laws of the relevant jurisdiction, or the requirements of any recognized regulatory body or any stock exchange, in any territory outside Hong Kong).”

By order of the board
Graphex Group Limited Lau Hing Tat Patrick
Chairman

Hong Kong, 10 February 2023

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Registered office:	Headquarter, head office and principal place of business in Hong Kong:
Windward 3 Regatta Office Park P.O. Box 1350 Grand Cayman KY1-1108 Cayman Islands	11/F, COFCO Tower 262 Gloucester Road Causeway Bay Hong Kong

Notes:

1.	Any member of the Company entitled to attend and vote at the EGM is entitled to appoint one or more proxies to attend and, on a poll, vote in his stead. A proxy need not be a member of the Company.

2.	In order to be valid, a form of proxy, together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, must be deposited at the Company’s branch share registrar in Hong Kong, Tricor Investor Services Limited, 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong not less than 48 hours before the time for holding the EGM. Completion and return of a form of proxy will not preclude a member from attending and voting in person if he is subsequently able to be present.

3.	In case of joint shareholdings, the vote of the senior joint shareholder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint shareholder(s) and for this purpose seniority will be determined by the order in which the names stand in the register of members of the Company in respect of the joint shareholding.

4.	For the purposes of holding the EGM, the register of members of the Company will be closed from Tuesday, 7 March 2023 to Friday, 10 March 2023 (both days inclusive), for the purpose of determining the entitlement to attend and vote at the EGM scheduled to be held on Friday, 10 March 2023. In order to be eligible to attend and vote at the EGM, all transfer forms accompanied by the relevant share certificates must be lodged with the Company’s branch share registrar in Hong Kong, Tricor Investor Services Limited, 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong not later than 4:30 p.m. (Hong Kong time) on Monday, 6 March 2023.

5.	If “extreme condition” caused by super typhoon or a black rainstorm warning signal is in force or a tropical cyclone warning signal number 8 or above remains hoisted at 8:00 a.m. (Hong Kong time) on 10 March 2023, the above meeting will be postponed. Shareholders of the Company are requested to read the website of the Company at www.graphexgroup.com for details of alternative meeting arrangements. If shareholders of the Company have any queries concerning the alternative meeting arrangements, please call the Company at (852) 2559 9438 during business hours from 9:30 a.m. to 6:30 p.m. (Hong Kong time) on Monday to Friday, excluding public holidays.

6.	The EGM will be held as scheduled when an amber or red rainstorm warning signal is in force.

7.	Shareholders of the Company should make their own decision as to whether they would attend the above meeting under bad weather conditions bearing in mind their own situation and if they should choose to do so, they are advised to exercise care and caution.

8.	In view of the recent development of the epidemic COVID-19, the Company will implement the following precautionary measures at the EGM against the epidemic to protect the Shareholders from the risk of infection:

(i)	compulsory body temperature check will be conducted for every Shareholder or proxy at the entrance of the venue. Any person with a body temperature of over 37.0 degrees Celsius will not be admitted to the venue;

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(ii)	every Shareholder or proxy attending the EGM is required to wear surgical mask throughout the meeting;

(iii)	seating at the EGM venue will be arranged in a manner to allow appropriate social distancing. As a result, there may be limited capacity for Shareholders to attend the EGM. The Company may limit the number of attendees at the EGM as may be necessary to avoid over-crowding;

(iv)	no corporate gifts will be distributed and no refreshment or drinks will be served at the EGM; and

(v)	no guest will be allowed to enter the EGM venue if he/she is subject to any mandatory quarantine imposed by the Government of Hong Kong on the date of the EGM or has close contact with any person with confirmed cases or under quarantine.

9.	The Company strongly encourages Shareholders, instead of attending the EGM in person, to appoint the chairman of the EGM as their proxy to vote on the resolution.

10.	Due to the constantly evolving COVID-19 pandemic situation in Hong Kong, the Company may be required to change the EGM arrangements at short notice. Shareholders should check the Company’s website (https://graphexgroup.com/) or the website of the Stock Exchange (www.hkex.com.hk) for future announcements and update on the EGM arrangement.

As at the date of this notice, the executive Directors are Mr. Lau Hing Tat Patrick, Mr. Chan Yick Yan Andross and Mr. Qiu Bin, the non-executive Director is Mr. Ma Lida; and the independent non-executive Directors are Ms. Tam Ip Fong Sin, Mr. Wang Yuncai, Mr. Liu Kwong Sang, Mr. Tang Zhaodong and Mr. Chan Anthony Kaikwong.

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